Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2003 Long-Term Stock Incentive Plan of NCI Building Systems, Inc. of our report dated December 18, 2017, except for Notes 1, 2, 3, 4, 6 and 20, as to which the date is August 6, 2018, with respect to the consolidated financial statements of NCI Building Systems, Inc. and our audit report dated December 18, 2017, with respect to the effectiveness of internal control over financial reporting of NCI Building Systems, Inc., included in its Current Report on Form 8-K dated August 6, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

November 16, 2018

Houston, Texas